Exhibit 21
List of Doral Financial Corporation
Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation

Doral Mortgage, LLC	Puerto Rico
Doral Securities, Inc.	Puerto Rico
Doral Bank	Puerto Rico
Doral Money, Inc.	Delaware
Doral Bank, FSB	USA
Doral International, Inc.	Puerto Rico
Doral Insurance Agency, Inc.	Puerto Rico
Doral Properties, Inc.	Puerto Rico
CB, LLC	Puerto Rico